UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 4

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

FBL FINANCIAL GROUP, INC.

(Name of Subject Company (issuer) and Filing Person (Offeror))

Class A Common Stock, without par value

(Title of Class of Securities)

30239F106

(CUSIP Number of Class of Securities)

FBL Financial Group, Inc.

Attention: David A. McNeill, Esq.

Vice President, General Counsel and Secretary

5400 University Avenue

West Des Moines, Iowa 50266

(515) 225-5400
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Todd E. Freed, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$140,000,000	$ 16,044

(1)   Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $140,000,000 an aggregate of up to 4,242,424 shares of Class A Common Stock of FBL Financial Group, Inc. at a purchase price of not more than $35.00 and not less than $33.00 per share in cash.

(2)   The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☒                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	$16,044
Form or Registration No.:	N/A	Schedule TO
Filing Party:	N/A	FBL Financial Group, Inc.
Date Filed:	N/A	February 28, 2012

☐                      Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                      third-party tender offer subject to Rule 14d-1.

☒                    issuer tender offer subject to Rule 13e-4.

☐                      going-private transaction subject to Rule 13e-3.

☐                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

*If applicable, check the appropriate box(ex) below to designate the appropriate rule provision(s) relied upon:

☐                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by FBL Financial Group, Inc., an Iowa corporation (“FBL” or the “Company”), on February 28, 2012, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on March 7, 2012, Amendment No. 2 to the Schedule TO filed with the SEC on March 15, 2012 and Amendment No. 3 to the Schedule TO filed with the SEC on March 28, 2012 (collectively, the “Schedule TO”), in connection with FBL’s offer to purchase for cash up to $140,000,000 of its Class A Common Stock, without par value (the “Shares”), pursuant to (1) auction tenders at prices specified by the tendering shareholders of not greater than $35.00 nor less than $33.00 per Share or (2) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated February 28, 2012 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add at the end thereof the following:

“On April 2, 2012, the Company issued a news release announcing the final results of the Tender Offer, which expired at 5:00 p.m., New York City time, on March 27, 2012.  A copy of the news release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 28, 2012.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 28, 2012.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 28, 2012.*

(a)(1)(F)	Letter to FBL 401(k) Participants, dated February 28, 2012.*

(a)(1)(G)	Summary Advertisement, dated February 28, 2012.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)

News release (“FBL Financial Group, Inc. Announces Modified Dutch Auction Tender Offer and Share Repurchase for up to $175 million of Shares of FBL Class A Common Stock”), issued February 27, 2012 (incorporated by reference from the Company’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2012).

(a)(5)(B)	News release (“FBL Financial Group, Inc. Announces Preliminary Results of Modified Dutch Auction Tender Offer”), issued March 28, 2012.**

(a)(5)(C)	News release (“FBL Financial Group, Inc. Announces Final Results of Modified Dutch Auction Tender Offer”), issued April 2, 2012.

(b)	None.

(d)(1)

Repurchase Agreement, entered into as of February 26, 2012, by and between FBL Financial Group, Inc. and Iowa Farm Bureau Federation (incorporated by reference from the Company’s Current Report on Form 8-K, filed with the SEC on February 27, 2012).

(d)(2)

Restated Stockholders’ Agreement Regarding Management and Transfer of Shares of Class B Common Stock of FBL Financial Group, Inc. dated as of March 31, 2004 (incorporated by reference from the Company’s Annual Report on Form 10-K, filed with the SEC on February 18, 2011).

(d)(3)

Form of Stock Option Agreement, pursuant to the FBL Financial Group, Inc. 2006 Class A Common Stock Compensation Plan (incorporated by reference from the Company’s Annual Report on Form 10-K, filed with the SEC on February 18, 2011).

(d)(4)

Membership Agreement between American Farm Bureau Federation and the Iowa Farm Bureau Federation dated February 13, 1987 (incorporated by reference from the Company’s Annual Report on Form 10-K, filed with the SEC on February 18, 2011).

(d)(5)

Form of Restricted Stock Agreement, dated as of February 19, 2008 between the Company and each of James W. Noyce, Richard J. Kypta, John M. Paule, Bruce A. Trost, James P. Brannen, Douglas W. Gumm, David T. Sebastian and Donald J. Seibel (incorporated by reference from the Company’s Annual Report on Form 10-K, filed with the SEC on February 18, 2011).

(d)(6)

Form of Restricted Stock Agreement, dated as of February 17, 2009 between the Company and each of James W. Noyce, Richard J. Kypta, John M. Paule, Bruce A. Trost, James P. Brannen, Douglas W. Gumm, Charles T. Happel, David T. Sebastian and Donald J. Seibel (incorporated by reference from the Company’s Annual Report on Form 10-K, filed with the SEC on May 11, 2009).

(d)(7)

Employment Contract dated as of April 29, 2009 between the Company and James E. Hohmann, CEO (incorporated by reference from the Company’s Annual Report on Form 10-Q, filed with the SEC on May 11, 2009).

(d)(8)

Restricted Stock Agreement dated as of April 29, 2009 between the Company and James E. Hohmann, CEO (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).

(d)(9)

Form of Restricted Stock Agreement, dated as of February 16, 2010 between the Company and each of James P. Brannen, Charles T. Happel, Kevin R. Slawin and Bruce A. Trost (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed with the SEC on March 5, 2010).

(d)(10)

Form of Restricted Stock Agreement, dated February 17, 2010 between the Company and James E. Hohmann (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed with the SEC on March 5, 2010).

(d)(11)

Bonus Restricted Stock Agreement dated March 5, 2010 between the Company and James E. Hohmann (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed with the SEC on March 5, 2010).

(d)(12)

Form of Restricted Stock Agreement, dated February 17, 2011, between the Company and each of James P. Brannen, Charles T. Happel, Kevin R. Slawin and Russell J. Wiltgen (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).

(d)(13)

Form of Restricted Stock Agreement, dated February 17, 2011, between the Company and James E. Hohmann (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).

(d)(14)

Bonus Restricted Stock Agreement, dated February 17, 2011, between the Company and James E. Hohmann (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).

(d)(15)

Stock Purchase Agreement dated as of October 6, 2011 by and among FBL Financial Group, Inc., GPFT Holdco, LLC, Acorn Holdco, LLC and Guggenheim Life and Annuity Company (incorporated by reference from the Company’s Current Report on Form 10-K, filed with the SEC on February 17, 2012).

(d)(16)

Revised Incentive Compensation and Bonus Agreement, dated December 30, 2011, between FBL Financial Group, Inc. and James E. Hohmann (incorporated by reference from the Company’s Current Report on Form 8-K, filed with the SEC on January 6, 2012).

(d)(17)	Form of Restricted Stock Unit Agreement dated as of February 1, 2012 (incorporated by reference from the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2012).

(d)(18)	Form of Restricted Stock Unit Replacement Agreement dated as of February 1, 2012 (incorporated by reference from the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2012).

(g)	None.

(h)	None.

* Previously filed with the Schedule TO on February 28, 2012.

** Previously filed with Amendment No. 3 to the Schedule TO on March 28, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FBL FINANCIAL GROUP, INC.

By:	/s/ James P. Brannen
	Name:	James P. Brannen
	Title:	Chief Financial Officer

Date: April 2, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 28, 2012.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 28, 2012.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 28, 2012.*

(a)(1)(F)	Letter to FBL 401(k) Participants, dated February 28, 2012.*

(a)(1)(G)	Summary Advertisement, dated February 28, 2012.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)

News release (“FBL Financial Group, Inc. Announces Modified Dutch Auction Tender Offer and Share Repurchase for up to $175 million of Shares of FBL Class A Common Stock”), issued February 27, 2012 (incorporated by reference from the Company’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2012).

(a)(5)(B)	News release (“FBL Financial Group, Inc. Announces Preliminary Results of Modified Dutch Auction Tender Offer”), issued March 28, 2012.**

(a)(5)(C)	News release (“FBL Financial Group, Inc. Announces Final Results of Modified Dutch Auction Tender Offer”), issued April 2, 2012.

(b)	None.

(d)(1)

Repurchase Agreement, entered into as of February 26, 2012, by and between FBL Financial Group, Inc. and Iowa Farm Bureau Federation (incorporated by reference from the Company’s Current Report on Form 8-K, filed with the SEC on February 27, 2012).

(d)(2)

Restated Stockholders’ Agreement Regarding Management and Transfer of Shares of Class B Common Stock of FBL Financial Group, Inc. dated as of March 31, 2004 (incorporated by reference from the Company’s Annual Report on Form 10-K, filed with the SEC on February 18, 2011).

(d)(3)

Form of Stock Option Agreement, pursuant to the FBL Financial Group, Inc. 2006 Class A Common Stock Compensation Plan (incorporated by reference from the Company’s Annual Report on Form 10-K, filed with the SEC on February 18, 2011).

(d)(4)	Membership Agreement between American Farm Bureau Federation and the Iowa Farm Bureau Federation dated February 13, 1987 (incorporated by reference from the Company’s Annual Report on Form 10-K, filed with the SEC on February 18, 2011).

(d)(5)

Form of Restricted Stock Agreement, dated as of February 19, 2008 between the Company and each of James W. Noyce, Richard J. Kypta, John M. Paule, Bruce A. Trost, James P. Brannen, Douglas W. Gumm, David T. Sebastian and Donald J. Seibel (incorporated by reference from the Company’s Annual Report on Form 10-K, filed with the SEC on February 18, 2011).

(d)(6)

Form of Restricted Stock Agreement, dated as of February 17, 2009 between the Company and each of James W. Noyce, Richard J. Kypta, John M. Paule, Bruce A. Trost, James P. Brannen, Douglas W. Gumm, Charles T. Happel, David T. Sebastian and Donald J. Seibel (incorporated by reference from the Company’s Annual Report on Form 10-K, filed with the SEC on May 11, 2009).

(d)(7)

Employment Contract dated as of April 29, 2009 between the Company and James E. Hohmann, CEO (incorporated by reference from the Company’s Annual Report on Form 10-Q, filed with the SEC on May 11, 2009).

(d)(8)

Restricted Stock Agreement dated as of April 29, 2009 between the Company and James E. Hohmann, CEO (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).

(d)(9)

Form of Restricted Stock Agreement, dated as of February 16, 2010 between the Company and each of James P. Brannen, Charles T. Happel, Kevin R. Slawin and Bruce A. Trost (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed with the SEC on March 5, 2010).

(d)(10)

Form of Restricted Stock Agreement, dated February 17, 2010 between the Company and James E. Hohmann (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed with the SEC on March 5, 2010).

(d)(11)

Bonus Restricted Stock Agreement dated March 5, 2010 between the Company and James E. Hohmann (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed with the SEC on March 5, 2010).

(d)(12)

Form of Restricted Stock Agreement, dated February 17, 2011, between the Company and each of James P. Brannen, Charles T. Happel, Kevin R. Slawin and Russell J. Wiltgen (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).

(d)(13)

Form of Restricted Stock Agreement, dated February 17, 2011, between the Company and James E. Hohmann (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).

(d)(14)

Bonus Restricted Stock Agreement, dated February 17, 2011, between the Company and James E. Hohmann (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2009).

(d)(15)

Stock Purchase Agreement dated as of October 6, 2011 by and among FBL Financial Group, Inc., GPFT Holdco, LLC, Acorn Holdco, LLC and Guggenheim Life and Annuity Company (incorporated by reference from the Company’s Current Report on Form 10-K, filed with the SEC on February 17, 2012).

(d)(16)

Revised Incentive Compensation and Bonus Agreement, dated December 30, 2011, between FBL Financial Group, Inc. and James E. Hohmann (incorporated by reference from the Company’s Current Report on Form 8-K, filed with the SEC on January 6, 2012).

(d)(17)	Form of Restricted Stock Unit Agreement dated as of February 1, 2012 (incorporated by reference from the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2012).

(d)(18)	Form of Restricted Stock Unit Replacement Agreement dated as of February 1, 2012 (incorporated by reference from the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2012).

(g)	None.

(h)	None.

* Previously filed with the Schedule TO on February 28, 2012.

** Previously filed with Amendment No. 3 to the Schedule TO on March 28, 2012.